Exhibit 99.6

Chairman’s Report to Shareholders:

There is a lot of good news and progress to report to you in a short letter.  Just a few days ago we issued a news release which reported filing of the Prefeasibility Study (“PFS”) for our Ixtaca gold silver project.  The PFS demonstrates positive economic results and the President’s letter covers these.  But the PFS is not the whole story.  As explorationists, we see the potential to find more around this recent discovery.  We are advancing the Ixtaca deposit towards production to crystallise value for shareholders.  But there are also tremendous benefits to the people of Mexico and particularly to the local communities both through employment and the designated community share of the Federal Government’s mineral tax.

A little history is in order.  We acquired the property by staking; it was a new discovery and while there had been some mining of clay for pottery, the precious metal potential had never been recognized.  Prospecting by your President, Morgan Poliquin, PhD., PEng. found indications of gold and silver in creek boulders.  Now, after drilling more than 450 holes and all the related assaying, metallurgy and other studies we have this very positive PFS.  One important part of the excellent economics was our option to purchase a virtually new 7,500 tonne per day capacity processing plant for a fraction of its original cost.

Beside the good work of our project technical team led by Morgan, and Project Manager Daniel Santamaria, I want to highlight and thank our social team managed by Rosario Uzcanga.  Since acquiring the property transparent, meaningful and sensitive engagement with the local communities has been a cornerstone of your Company’s operations.

Next on the development agenda is the Feasibility study and mine permit applications and we are well financed to accomplish both.

It was been a real journey through some difficult market conditions but we are nearly there.  This is an outstanding project with great potential to benefit you the shareholders and all other stakeholders.

Thank you for your support,

“Duane Poliquin”

J. Duane Poliquin, P.Eng.
Chairman